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                                                                  EXHIBIT (12.1)



                                  ONEOK, Inc.
          Computation of Ratio of Earnings to Combined Fixed Charges
                   and Preferred Stock Dividend Requirements


                                                                                     Four Months Ended
                                                                                        December 31,
(Unaudited)                                                                     1999                    1998
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                                                                                    (Thousands of Dollars)
Fixed Charges, as defined
  Interest on long-term debt                                                       $19,682                 $11,983
  Other interest                                                                     7,303                   3,364
  Amortization of debt discount and expense                                            898                     220
  Interest on lease agreements                                                         868                     776
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    Total Fixed Charges                                                             28,751                  16,343
Preferred dividend requirements                                                     19,947                  20,052
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Total fixed charges and
  preferred dividend requirements                                                  $48,698                 $36,395
=====================================================================================================================
Earnings before income taxes and undistributed
  income from equity investees                                                     $57,018                 $57,130
Total fixed charges                                                                 28,751                  16,343
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Earnings available for combined fixed charges and preferred
  stock dividend requirements                                                      $85,769                 $73,473
=====================================================================================================================
Ratio of earnings to combined fixed charges and preferred
  stock dividend requirements                                                         1.76  x                 2.02  x
=====================================================================================================================

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.